Mail Stop 4561

March 6, 2007

Geoffrey S. M. Hedrick
Chief Executive Officer
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, Pennsylvania 19341

     Re: Innovative Solutions and Support, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2006
              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              File No. 000-31157

Dear Mr. Hedrick:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief